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Exhibit (e)(1)

Excerpts From Definitive Proxy Statement Dated June 22, 2004

Relating to the 2004 Annual Meeting of Stockholders

Compensation of Directors

        At our 2003 annual meeting, our stockholders approved amendments to our 1999 Director Equity Plan. After being amended at our 2003 annual meeting, our 1999 Director Equity Plan provided for an automatic grant of 40,000 stock options to a director upon his or her initial appointment to the board of directors and subsequent annual grants of 10,000 stock options. In addition, members of our audit committee and compensation committee receive an automatic annual grant of 7,500 options and 2,500 options, respectively. Under the Plan, each option grant vests 25% on each of the first four anniversaries of its date of grant. The exercise price of all options that have been granted under our 1999 Director Equity Plan is 100% of the fair market value per share of our common stock on the date of grant.

        Our 1999 Director Equity Plan contemplates transitioning from an option plan to a restricted stock plan upon the occurrence of certain events. Beginning at our 2004 annual meeting, options will no longer be granted under the Plan. Instead, the Plan will provide for an automatic grant of restricted stock worth $20,000 to a director upon his or her initial appointment to the board of directors and subsequent annual grants of restricted stock worth $10,000. In addition, members of the audit committee and compensation committee will receive an automatic annual grant of restricted stock worth $7,500 and $2,500, respectively. Under the Plan, restricted stock vests 25% on each of the first four anniversaries of its date of grant.

        We pay the chairman of our audit committee an annual fee of $5,000, payable on the date of our annual meeting.

Components of Executive Compensation at Digital Impact

        Compensation for our executive officers generally consists of two components: cash compensation and equity compensation. The compensation committee assesses the past performance and anticipated future contribution of each executive officer in establishing the total amount and mix of each element of compensation.

  Cash Compensation

        The salaries of our executive officers, including that of our chief executive officer, are determined annually with reference to surveys of salaries paid to executives with similar responsibilities at comparable companies in the online direct marketing and advertising industry. In addition to analyzing competitive data, the compensation committee makes discretionary and subjective determinations of appropriate compensation amounts to reflect our philosophy of paying for performance.

        The compensation committee places considerable weight on the recommendations of the chief executive officer in the case of the other executive officers. However, all awards of compensation are ultimately based upon the compensation committee's judgment regarding the need to motivate and retain the particular executive, taking into account the individual's contributions to our long-term profitability and return to stockholders.

        In response to our financial performance during our fiscal quarter ended December 31, 2002, our senior executives offered to voluntarily reduce their salaries by 5% in an effort to reduce the company's compensation costs. The compensation committee agreed to this reduction, with the expectation that senior executive salaries would be reinstated following the company's attainment of certain goals. Senior executive salaries were returned to their original levels in June 2003.

        Each executive officer is eligible to receive an incentive bonus at the discretion of the compensation committee based on achievement of satisfactory personal, team and company performance and financial results. In April 2004, the compensation committee approved bonuses of $50,000 to each of Kevin Johnson and David Oppenheimer, $17,000 of which was paid in April 2004, and $33,000 of which is subject to their continued employment through December 2004.

  Equity Compensation

        The compensation committee believes that stock options and restricted stock grants motivate our executive officers to maximize long-term stockholder value. Options and restricted stock typically utilize vesting periods and, in some cases, performance-vesting features, in order to encourage our executives to continue in our employ and to perform to the best of their abilities. The compensation committee determines the number of equity-based incentive awards to grant to a particular executive officer based on our business plans, the executive's level of responsibility, individual performance, historical award data and competitive practices for comparable positions in similar companies. We have never granted stock options to either William Park or Gerardo Capiel, our founders, each of whom has significant holdings of our common stock. Further details regarding grants of equity-based incentives may be found in the tables in this Proxy Statement in the section entitled "Executive Compensation."

  Founder Retention Program

        When Messrs. Park and Capiel founded Digital Impact in October 1997, they agreed that their founder shares would vest over a four-year period, creating a significant retention incentive. By September 2001, all of these shares had vested. We have never granted stock options to either of our founders, who both hold key executive positions within the company. In order to create a meaningful retention incentive for these individuals, in January 2002 we implemented a cash-based founder retention program. Under this program, we agreed to pay Mr. Park $100,000 on each of January 1, 2003, 2004 and 2005 and Mr. Capiel $50,000 on each of July 1, 2002, January 1, 2003, and July 1, 2003. We subsequently extended and modified Mr. Capiel's retention program, providing for annual retention payments of $50,000 beginning July 2004 through 2006. Payments under these programs are contingent upon the executive's continued service with the company.

EXECUTIVE COMPENSATION

Summary of Fiscal Year 2004 Executive Compensation

        The following table sets forth for the periods presented compensation paid to, earned by or awarded to our chief executive officer and our four other most highly compensated executive officers for our fiscal year ended March 31, 2004. These officers are referred to as the named executive officers throughout this Proxy Statement. The footnotes to the table provide additional information concerning our compensation and benefit programs.

						Long Term Compensation
		Annual Compensation
	Fiscal Year					Restricted Stock Awards ($)			Securities Underlying Options (#)	All Other Compensation ($)
Name and Principal Position		Salary ($)		Bonus ($)
William Park Chief Executive Officer	2004 2003 2002	$267,552 243,542 225,000		$200,000 — —	(1)		— — —		— — —		— — —
Gerardo Capiel Chief Technology Officer	2004 2003 2002	$194,583 186,923 198,333		$100,000 50,000 —	(2) (3)		— — —		— — —		— — —
David Oppenheimer Sr. Vice President, Finance, Chief Financial Officer and Treasurer	2004 2003 2002	$234,260 233,042 235,000	(4)	$50,000 — —	(5)	$	— — 273,750	(6)	190,000 — 100,000		— — —
Kevin Johnson Sr. Vice President, Products and Marketing	2004 2003 2002	$202,083 198,333 60,513	(7)	$50,000 — —	(8)		— — —		70,000 — 337,500	$	— — 62,500	(9)
John Ouren Former Sr. Vice President, World Wide Field Operations	2004 2003 2002	$243,229 206,250 200,000		$8,969 34,250 79,830	(10) (11) (12)	$	— — 263,250	(13)	— 75,000 250,000		— — —

(1)
Represents the first two annual payments under our cash-based founder retention program. In December 2002, Mr. Park agreed to delay his first annual payment (originally payable in January 2003) until July 2003, and such payment was contingent upon his continued service through July 2003. The second annual payment was paid in accordance with the program in January 2004. Additional information about our cash-based founder retention program for Mr. Park may be found under the section of this Proxy Statement entitled "Report of the Compensation Committee on Executive Compensation."

(2)
Represents the final two payments under our cash-based founder retention program. In December 2002, Mr. Capiel agreed to delay his second semi-annual payment (originally payable in January 2003) until July 2003, and such payment was contingent upon his continued service through July 2003. Mr. Capiel's third payment was paid in accordance with the program in July 2003. Additional information about our cash-based founder retention program for Mr. Capiel may be found in the section of this Proxy Statement entitled "Report of the Compensation Committee on Executive Compensation."

(3)
Represents Mr. Capiel's first semi-annual payment under our cash-based founder retention program.

(4)
We increased Mr. Oppenheimer's salary to $250,000 during the fiscal year ended March 31, 2004.

(5)
This amount represents a retention bonus awarded to Mr. Oppenheimer. We paid Mr. Oppenheimer $17,000 of this bonus in April 2004. The remainder of this amount will be paid to Mr. Oppenheimer if he remains in our employ through December 31, 2004.

(6)
In December 2001, Mr. Oppenheimer surrendered 375,000 stock options previously granted to him by the Company. In their place, the Company granted Mr. Oppenheimer 375,000 restricted stock units, all of which have vested as of March 31, 2004. A stock unit is a right to receive one share of our common stock at a fixed date in the future. Because Mr. Oppenheimer holds stock units as opposed to shares of stock, he is unable to sell the underlying shares until he receives them. Mr. Oppenheimer will receive shares in exchange for his stock units on August 1, 2004. Mr. Oppenheimer is not entitled to receive cash dividends on his stock units.

(7)
We increased Mr. Johnson's salary to $220,000 during our fiscal year ended March 31, 2004.

(8)
This amount represents a retention bonus awarded to Mr. Johnson. We paid Mr. Johnson $17,000 of this bonus in April 2004. The remainder of this amount will be paid to Mr. Johnson if he remains in our employ through December 31, 2004.

(9)
Represents a signing bonus paid to Mr. Johnson upon his commencement of employment with the company.

(10)
Represents commissions earned by Mr. Ouren for his performance in managing our sales and service organization during our fiscal year ended March 31, 2004.

(11)
Represents commissions earned by Mr. Ouren for his performance in managing our professional services organization during our fiscal year ended March 31, 2003.

(12)
Represents commissions earned by Mr. Ouren for his performance in managing our sales organization during our fiscal year ended March 31, 2002.

(13)
In April 2001, the Company granted Mr. Ouren 225,000 shares of restricted stock, all of which have vested as of March 31, 2004.

Fiscal Year 2004 Stock Option Grants

        The following tables set forth certain information regarding stock options granted to, exercised by and held by the named executive officers.

Option Grants in Last Fiscal Year

	Individual Grants
								Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted		Percentage of Total Options Granted to Employees in Fiscal Year(1)
					Exercise Price Per Share		Expiration Date
Name								5%		10%
William Park	—		—			—	—		—		—
Gerardo Capiel	— 150,000	(3)	— 4.4%		$	— 2.69	— 11/06/13	$	— 253,759	$	— 643,075
David Oppenheimer	40,000 50,000	(4) (3)	1.2 1.5	% %		2.42 2.69	07/28/13 11/06/13		60,877 84,586		154,274 214,358
Kevin Johnson	20,000	(4)	0.6%			2.42	07/28/13		30,438		77,137
John Ouren	—		—			—	—		—		—

(1)
The percentages in the table above are based on a total of 3,387,716 options granted to employees during our fiscal year ended March 31, 2004. The options in the table were granted under our 1998 stock plan with exercise prices equal to the fair market value of the underlying common stock on the date of grant.

(2)
These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

(3)
Options vest in 48 equal monthly installments.

(4)
Options vest 25% on the first anniversary of the date of grant and thereafter in 36 equal monthly installments.

Aggregate Option Exercises in Fiscal Year 2004 and Fiscal Year-End Option Values

			Number of Shares Underlying Unexercised Options at March 31, 2004		Value of Unexercised In-the-Money Options at March 31, 2004(1)
	Shares Acquired on Exercise	Value Received
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
William Park	—	—	—	—	—	—
Gerardo Capiel	—	—	—	—	—	—
David Oppenheimer	83,750	$174,393	20,227	186,023	$14,759	$25,079
Kevin Johnson	75,000	164,110	168,228	164,272	313,358	192,417
John Ouren	117,330	205,709	80,213	114,957	82,041	137,222

(1)
Based on the closing price of our common stock on the last trading day of our fiscal year ended March 31, 2004 ($2.64).

Equity Compensation Plan Information

        We maintain the 1998 Stock Plan (the employee plan), the 1999 Director Equity Plan (the director plan) and the 1999 Employee Stock Purchase Plan (the ESPP), pursuant to which we may grant equity awards to eligible persons. The following table sets forth aggregate information regarding the shares of our common stock that may be issued under these plans as of March 31, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options		Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise of Outstanding Options)
Equity compensation plans approved by stockholders	7,312,144		$2.76	5,592,658	(1)(2)
Equity compensation plans not approved by stockholders	None	(3)(4)

(1)
The employee plan incorporates an evergreen formula pursuant to which on January 1 of each year, the aggregate number of shares reserved for issuance under the plan will increase by a number of shares equal to the lesser of 1,500,000 shares, 5% of our outstanding shares or an amount determined by our board of directors. The director plan incorporates an evergreen formula pursuant to which on January 1 of each year, the aggregate number of shares reserved for issuance under the plan will increase by a number of shares equal to the lesser of 250,000 shares or an amount determined by our board of directors. The ESPP incorporates an evergreen formula pursuant to which on September 16 of each year, the aggregate number of shares reserved for issuance under the plan will increase by a number of shares equal to the lesser of 700,000 shares, 2% of our outstanding shares or an amount determined by our board of directors.

(2)
Of these shares, 3,507,971 shares remain available for grant under the employee plan, 1,370,000 shares remain available for grant under the director plan and 714,687 shares remain available for purchase under the ESPP.

(3)
In our acquisition of MineShare, Inc. in July 2000, we assumed options to purchase common stock under the MineShare, Inc. 1997 Stock Plan. As of March 31, 2004, options to purchase 10,750 shares of our common stock were outstanding under this plan having a weighted average exercise price of $3.55 per share. The Company has determined that no further awards will be made under this plan. Statistics regarding the assumed options are not included in the table above.

(4)
All of our equity compensation plans under which we may grant awards have been approved by our stockholders.

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  Exhibit (e)(1)
Excerpts From Definitive Proxy Statement Dated June 22, 2004 Relating to the 2004 Annual Meeting of Stockholders
EXECUTIVE COMPENSATION
Option Grants in Last Fiscal Year
Aggregate Option Exercises in Fiscal Year 2004 and Fiscal Year-End Option Values